November 15, 2018

Giovanni Caforio
Chairman of the Board and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

       Re: Bristol-Myers Squibb Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           Form10-Q for the Quarterly Period Ended June 30, 2018
           Filed July 26, 2018
           File No. 001-01136

Dear Mr. Caforio:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance